For Immediate Release

Nordion Reports Fiscal Third Quarter 2012 Financial Results

•	Revenue of $67.1 million, an increase of 0.5% over Q3 2011
•	Adjusted earnings per share, excluding specified items, increased to $0.25, up from $0.15 in the third quarter fiscal 2011
•	TheraSphere revenue of $13.0 million, an increase of 13% over Q3 2011 and 5% over Q2 2012
•	Cobalt-60 shipments in Q3 exceeded total shipments in the first half of fiscal 2012

Nordion reports in U.S. dollars unless otherwise specified. Please also refer to the Management’s Discussion and Analysis and Consolidated Financial Statements.

OTTAWA, CANADA – September 5, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today reported results for the fiscal third quarter ended July 31, 2012. The Company generated $67.1 million in revenue for the third quarter, an increase of $0.3 million, or 0.5%, over revenue of $66.8 million for the same period in 2011.

Excluding the specified items shown on the attached quarterly non-GAAP reconciliation table, adjusted net income for the third quarter increased to $15.5 million from $9.8 million during the same period in the previous fiscal year. Nordion generated GAAP net income of $12.3 million in its third quarter, compared with a net loss of $4.1 million in the third quarter of fiscal 2011 when Nordion recorded a loss from discontinued operations, net of income taxes, of $8.8 million.

Third-quarter adjusted earnings per share, excluding specified items, increased to $0.25 compared with $0.15 in the third quarter of 2011. GAAP earnings per share were $0.20 in the third quarter of 2012, versus a $0.06 loss per share in the same period last year.

“Nordion delivered improved and solid performance across our businesses,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We increased our margins and generated double-digit TheraSphere growth. Management continues to focus on building the business and improving alignment within each of our portfolios.”

Consolidated Financial Results
	Three months ended July 31			Nine months ended July 31
(thousands of U.S. dollars, except when noted)	2012	2011	% Change	2012	2011	% Change
Revenues	$67,141	$66,807	-	$170,169	$200,027	(15%)

Gross margin	55%	53%	2%	53%	53%	-

Net income (loss)	$12,302	$(4,121)	399%	$14,636	$9,946	47%

Diluted earnings (loss) per share	$0.20	$(0.06)	433%	$0.24	$0.15	60%

Adjusted diluted earnings per share	$0.25	$0.15	67%	$0.44	$0.48	(8%)

Cash and cash equivalents	$81,896	$69,038	19%	$81,896	$69,038	19%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,968	64,283	(4%)	62,065	65,461	(5%)

Segment Financial Results (with reconciliation to operating income)
	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2012	2011	2012	2011
Revenues
Targeted Therapies	$15,297	$13,301	$42,518	$45,465
Sterilization Technologies	32,145	32,120	63,123	76,195
Medical Isotopes	19,699	21,386	64,528	78,367
Consolidated segment revenues from continuing operations	$67,141	$66,807	$170,169	$200,027

Segment earnings (loss)
Targeted Therapies	$3,618	$2,123	$8,763	$10,445
Sterilization Technologies	14,403	15,311	22,361	31,660
Medical Isotopes	5,290	4,794	20,694	26,942
Corporate and Other	(2,703)	(3,040)	(7,433)	(12,031)
Total segment earnings	$20,608	$19,188	$44,385	$57,016

Depreciation and amortization	3,509	5,666	13,847	16,675
Gain on sale of investment	-	-	-	(1,691)
Restructuring (recovery) charges, net	(46)	41	(699)	576
AECL arbitration and legal costs	955	3,127	4,774	9,706
Internal investigation cost	1,356	-	1,356	-
Loss on Celerion note receivable	-	-	2,411	-
Change in fair value of embedded derivatives	1,992	3,697	8,417	(15,619)
Consolidated operating income from continuing operations	$12,842	$6,657	$14,279	$47,369

Targeted Therapies
The Company’s Targeted Therapies business generated revenue of $15.3 million in the third quarter of 2012, an increase of $2.0 million or 15%, from the third quarter of 2011. TheraSphere generated revenue of $13.0 million, an increase of $1.5 million or 13%, in the third quarter from the same time period in 2011. Contract Manufacturing generated revenue of $2.3 million, an increase of $0.5 million or 28%, compared with the same period in the prior year due to an increase in Bexxar revenue.

Increased revenue of TheraSphere in the third quarter of fiscal 2012 was primarily due to adoption by new clinics.

Management continues to expect 2012 TheraSphere revenue growth to be approximately 15% higher than revenue generated in 2011. Sustained growth in TheraSphere supports management’s belief that Nordion can create significant value by building a leadership position in the emerging Interventional Oncology market.

Sterilization Technologies
Sterilization Technologies delivered third quarter revenue of $32.1 million, which was relatively flat from the same period in 2011. Cobalt generated third quarter revenue of $31.8 million, an increase of $1.0 million or 3%. The increase in Cobalt revenue was primarily due to increased cobalt-60 shipments to customers.

Sterilization-Other reported revenue of $0.3 million, a decline of $0.9 million or 76%, compared with the same period in 2011. This decline was due to no production irradiators being shipped during the quarter, as compared to one production irradiator shipment in the third quarter of 2011.

Management continues to expect a similar level of Cobalt revenue in fiscal 2012 compared with fiscal 2011, and Sterilization Technologies overall segment revenue to be approximately 10% lower in fiscal 2012 compared with fiscal 2011.

Medical Isotopes
Medical Isotopes generated revenue of $19.7 million, in the third quarter of 2012, a decrease of $1.7 million or 8% compared with the same period in 2011. Reactor isotopes generated revenue of $14.5 million in third quarter 2012, a decrease of $1.2 million or 8%. Revenue for Cyclotron isotopes was $5.2 million, a decrease of $0.5 million or 9%, compared with the same period of the prior year. Cyclotron isotopes were lower mainly due to lower shipments of Strontium-82 and lower customer demand for Thallium-201, Gallium-67 and Iodine-123.

On May 16, 2012, Nordion’s primary supplier of medical isotopes, AECL, reported that the National Research Universal (NRU) reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown, which lasted 31 days. The one-month shutdown resulted in an interruption in the supply of medical isotopes during Q2 and Q3 2012. The Company’s production and sales have resumed as expected, and planned Mo-99 shipments began during the week of May 21, 2012. Nordion experienced lower demand from customers during the period in the third quarter that the NRU reactor was operational. This was due to a number of factors, including customers’ requirement to diversify supply, a slower ramp of demand after the NRU reactor resumed production and lower levels of demand from Nordion’s largest customer..

Management continues to forecast Reactor isotopes revenue to decline 10% to 12% in fiscal 2012 compared with 2011.

Corporate and Other
Corporate and Other reported a segment loss of $2.7 million in the third quarter, a decrease of $0.3 million from the third quarter 2011. Corporate selling, general and administrative (SG&A) expenses were $3.5 million in the third quarter an increase of $0.9 million compared with third quarter fiscal 2011, primarily due to higher stock based compensation costs.

Quarterly Dividend
The Board of Directors for Nordion will be addressing the quarterly dividend at the regular scheduled Board meeting on September 11, 2012.

MAPLE Arbitration
Based on confirmation received from the arbitration tribunal, and as disclosed by Nordion on Monday, August 27, 2012, Nordion expects to announce the tribunal’s decision via news release before markets open on Monday, September 10, 2012.

There are a variety of potential outcomes associated with the arbitration that cannot be predicted with any certainty at this time. Upon the release of the arbitration panel decision, Nordion intends to carefully review and consider the implications of the ruling in formulating a  plan that supports the needs of our shareholders and our business strategy.

Under the arbitration provisions included in the 2006 Interim and Long Term Supply Agreement between Nordion and Atomic Energy of Canada Limited (AECL) and the additional arbitration agreements between them, the parties have limited appeal rights relating to certain matters of law. Under the Commercial Arbitration Act (Canada), which applies, if either party wishes to initiate an appeal, it must do so within three months of the arbitration decision. If initiated by a party, the timeframe for an appeal to be heard and decided is indeterminate at this time.

Internal Investigation
On August 8, 2012, subsequent to the third quarter of 2012, Nordion voluntarily disclosed that it was conducting an internal inquiry and investigation of a foreign supplier and other third parties focusing on compliance with the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. The Company continues investigating this matter and is cooperating with regulatory and enforcement authorities.

Based on the investigation conducted to date, Nordion currently does not expect an impact on revenue in 2012 or 2013 or a material impact on supplies necessary for current business operations.

A full copy of Nordion’s third quarter fiscal 2012 financial statements and notes and the related Management’s Discussion and Analysis can be downloaded at www.nordion.com/investors/financial_results.asp or found on www.sedar.com or www.edgar.com.

Conference Call
Nordion will hold a conference call on Thursday, September 6, 2012 at 10:00 a.m. ET to discuss its third quarter fiscal 2012 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. To participate, please dial 1-866-225-0198 (toll-free North America) or 1-416-340-8061 (International).

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact.  The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2011 Annual Information Form (AIF). Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, fluctuations in supply and demand, pricing pressures and rising costs, changes in currency and exchange rates and potential adverse developments in new and pending legal proceedings or regulatory investigations, as well as the risk factors which are described in section 5 of our 2011 AIF and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission, and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges and recovery, change in fair value of embedded derivatives, AECL arbitration and legal fees, loss and gains on sales of investments, loss or gains on discontinued operations, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tanya Pobuda
(613) 592-3400 x 2280
tanya.pobuda@nordion.com

Nordion Inc. Interim Report July 31, 2012

Non-GAAP Reconciliation

Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2012	2011	% Change	2012	2011	% Change
Net income (loss)	$12,302	$(4,121)	399%	$14,636	$9,946	47%
Adjusted for specified items:
Restructuring (recovery) charges, net	(46)	41	(212%)	(699)	576	(221%)
Change in fair value of embedded derivatives	1,992	3,697	(46%)	8,417	(15,619)	(154%)
AECL arbitration and legal fees	955	3,127	(69%)	4,774	9,706	(51%)
Loss on Celerion note receivable	-	-	-	2,411	-	100%
Internal investigation costs	1,356	-	100%	1,356	-	100%
Gain on sale of investment	-	-	-	-	(1,691)	(100%)
Tax effect on specified items listed above	(1,080)	(1,797)	(40%)	(3,497)	1,200	(391%)
Loss on discontinued operations, net of tax	-	8,814	(100%)	-	27,057	(100%)
Adjusted net income	$15,479	$9,761	59%	$27,398	$31,175	(69%)

Diluted earnings (loss) per share	0.20	(0.06)	433%	0.24	0.15	60%
Adjusted diluted earnings per share	0.25	0.15	67%	0.44	0.48	(8%)
Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,968	64,283	(4%)	62,065	65,461	(5%)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	July 31	October 31
(thousands of U.S. dollars, except share amounts)	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$81,896	$74,067
Accounts receivable	40,462	38,999
Notes receivable	6,254	16,061
Inventories	33,581	30,595
Income taxes recoverable	21,242	22,857
Current portion of deferred tax assets	6,354	7,661
Other current assets	8,077	13,842
Assets of discontinued operations	-	936
Total current assets	197,866	205,018

Property, plant and equipment, net	90,179	97,690
Deferred tax assets	70,338	73,237
Long-term investments	1,450	1,473
Other long-term assets	75,532	81,245
Total assets	$435,365	$458,663
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$16,332	$13,661
Accrued liabilities	47,158	52,914
Income taxes payable	9,396	13,607
Current portion of long-term debt	4,176	4,156
Current portion of deferred revenue	1,048	1,820
Liabilities of discontinued operations	-	4,079
Total current liabilities	78,110	90,237

Long-term debt	40,277	40,174
Deferred revenue	2,324	3,855
Other long-term liabilities	39,061	39,619
Total liabilities	159,772	173,885

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,960,021 and 62,378,521, respectively;	252,374	254,076
Additional paid-in capital	84,318	83,159
Accumulated deficit	(221,937)	(216,789)
Accumulated other comprehensive income	160,838	164,332
Total shareholders’ equity	275,593	284,778
Total liabilities and shareholders’ equity	$435,365	$458,663

Please refer to the complete set of Consolidated Financial Statements for Q3 2012

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2012	2011	2012	2011
Revenues	$67,141	$66,807	$170,169	$200,027
Costs and expenses
Direct cost of revenues	30,384	31,628	80,428	94,033
Selling, general and administration	17,362	17,172	47,988	49,364
Depreciation and amortization	3,509	5,666	13,847	16,675
Restructuring (recovery) charges	(46)	41	(699)	576
Change in fair value of embedded derivatives	1,992	3,697	8,417	(15,619)
Other expenses, net	1,098	1,946	5,909	7,629
Total costs and expenses	54,299	60,150	155,890	152,658
Operating income from continuing operations	12,842	6,657	14,279	47,369
Interest expense	(1,197)	(493)	(3,489)	(1,610)
Interest income	1,335	2,525	4,610	7,794
Equity loss	-	-	-	(128)
Income from continuing operations before income taxes	12,980	8,689	15,400	53,425
Income tax expense	678	3,996	764	16,422
Income from continuing operations	12,302	4,693	14,636	37,003
Loss from discontinued operations, net of income taxes	-	(8,814)	-	(27,057)
Net income (loss)	$12,302	$(4,121)	$14,636	$9,946

Basic and diluted earnings (loss) per share
- from continuing operations	$0.20	$0.07	$0.24	$0.56
- from discontinued operations	-	(0.13)	-	(0.41)
Basic and diluted earnings (loss) per share	$0.20	$(0.06)	$0.24	$0.15

Please refer to the complete set of Consolidated Financial Statements for Q3 2012

CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2012	2011	2012	2011
Operating activities
Net income (loss)	$12,302	$(4,121)	$14,636	$9,946
Loss from discontinued operations, net of income taxes	-	(8,814)	-	(27,057)
Income from continuing operations	12,302	4,693	14,636	37,003
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations:
Items not affecting current cash flows	1,989	3,922	15,921	10,460
Changes in operating assets and liabilities	(2,352)	(64)	4,611	(33,510)
Cash provided by operating activities of continuing operations	11,939	8,551	35,168	13,953
Cash used in operating activities of discontinued operations	-	(8,210)	-	(18,436)
Cash provided by (used in) operating activities	11,939	341	35,168	(4,483)
Investing activities
Purchase of property, plant and equipment	(1,172)	(1,152)	(5,828)	(2,854)
Decrease in restricted cash	795	20,018	1,261	18,969
Proceeds on sale of long term investments	-	-	-	1,678
Cash (used in) provided by investing activities of continuing operations	(377)	18,866	(4,567)	17,793
Cash used in investing activities of discontinued operations	-	-	-	(18,411)
Cash (used in) provided by investing activities	(377)	18,866	(4,567)	(618)
Financing activities
Payment of cash dividends	(6,196)	(6,440)	(18,632)	(12,880)
Repurchase and cancellation of Common shares	(170)	(7,219)	(3,691)	(39,945)
Cash used in financing activities of continuing operations	(6,366)	(13,659)	(22,323)	(52,825)
Cash used in financing activities of discontinued operations	-	-	-	(1,193)
Cash used in financing activities	(6,366)	(13,659)	(22,323)	(54,018)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,100)	(402)	(449)	5,355
Net increase (decrease) in cash and cash equivalents during the period	4,096	5,146	7,829	(53,764)
Cash and cash equivalents, beginning of period	77,800	63,892	74,067	122,802
Cash and cash equivalents, end of period	$81,896	$69,038	$81,896	$69,038

Please refer to the complete set of Consolidated Financial Statements for Q3 2012

SOURCE: Nordion